EXHIBIT 99.1

Auryn Expands Sombrero District

VANCOUVER, British Columbia, April 26, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company”) is pleased to announce that it has staked a substantial land position in the Andahuaylas-Yauri belt in southern Peru. This area hosts significant large-scale porphyry and skarn deposits such as the Las Bambas, Tintaya, Antapaccay, Cotabambas, Los Chancas, and Constancia deposits, as well as Auryn’s undrilled Sombrero project (Figure 1).

Approximately 60,000 hectares has been applied for 75 kilometers to the southeast of Auryn’s Sombrero project, establishing the Company as a dominant player within the region. The areas staked represent both epithermal gold-silver and copper-gold skarn/porphyry targets (Figure 2 & 3).  Those targets were staked in this highly under-explored region of Peru following a regional stream sediment program conducted by Auryn in 2017. The program screened 6,700 square kilometers using highly sensitive cyanide leach assay techniques and pointed to gold, copper, and silver anomalies that were typically five-times background level.

This latest staking has more than doubled the Company’s current land position to over 100,000 hectares in the region. The next stage of Auryn’s exploration process will be to conduct systematic follow-up work consisting of high-density stream sediment sampling, reconnaissance rock sampling, mapping, trenching and geophysical programs.

Michael Henrichsen, Auryn’s COO and Chief Geologist, stated, “This is a rare opportunity in the region as we don’t believe there has been any systematic exploration in this area of Peru due to the perceived nature of an overlying post-mineralization volcanic cover. Our field observations resulted in the identification of several erosional windows through the volcanic cover that exhibit epithermal, porphyry and skarn styles of mineralization. More importantly, the overlying volcanic cover rock has been observed to host precious metal style epithermal mineralization.”

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Peru Stream Sediment Samples, 2017:

Samples between 0.5 to 3kg were collected from stream sediments. The samples were then sent to ALS Lab in Vancouver, BC for preparation and analysis. They are analyzed using Ultra-Trace Au by Cyanide Extraction and ICP-MS finish method (Au-CN44) and ultra-trace multi-element Aqua Regia digest ICP-AES/ICP-MS method (ME-MS41L). Samples from follow-up stream sediment survey are analyzed using Super-Trace Au and multi-element by Aqua Regia digest and ICP-MS finish method (AuME-ST44). QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate acceptable accuracy and precision in a large majority of standards assayed.

Disclaimer
The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Photos accompanying this announcement are available at

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